UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bear Lake Recreation, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

07383D 20 2

(CUSIP Number)

James E. Besser

c/o Manchester Management Company, LLC

3 West Hill Place

Boston, Massachusetts  02114

Telephone Number: (617) 399-1741

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07383D 20 2	13D	Page 1 of 7 Pages

1.	NAMES OF REPORTING PERSONS Manchester Management Company, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,900,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,900,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.86%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage of class calculated based on 3,500,000 total outstanding shares of Common Stock as of April 26, 2017, as reported in the Issuer’s Current Report on Form 8-K for filed with the Securities and Exchange Commission (“SEC”) on May 1, 2017.

CUSIP No. 07383D 20 2	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Manchester Explorer, LP,
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,900,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,900,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.86%
14.	TYPE OF REPORTING PERSON (see instructions) OO

* Percentage of class calculated based on 3,500,000 total outstanding shares of Common Stock as of April 26, 2017, as reported in the Issuer’s Current Report on Form 8-K for filed with the Securities and Exchange Commission (“SEC”) on May 1, 2017.

CUSIP No. 07383D 20 2	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS James E. Besser
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,900,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,900,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.86%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 3,500,000 total outstanding shares of Common Stock as of April 26, 2017, as reported in the Issuer’s Current Report on Form 8-K for filed with the Securities and Exchange Commission (“SEC”) on May 1, 2017.

CUSIP No. 07383D 20 2	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Morgan C. Frank
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,900,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,900,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,900,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.86%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage of class calculated based on 3,500,000 total outstanding shares of Common Stock as of April 26, 2017, as reported in the Issuer’s Current Report on Form 8-K for filed with the Securities and Exchange Commission (“SEC”) on May 1, 2017.

CUSIP No. 07383D 20 2	13D	Page 5 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Bear Lake Recreation, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 3 West Hill Place Boston, MA 02110.

Item 2.  Identity and Background.

(a)	The persons filing this statement are Manchester Management Company, LLC, a Delaware limited liability company (“Manchester Management”), Manchester Explorer, L.P., a Delaware limited partnership (“Manchester Explorer”), James E. Besser, a citizen of the United States of America (“Mr. Besser”), and Morgan C. Frank, a citizen of the United States of America (“Mr. Frank” and, together with Manchester Management, Manchester Explorer and Mr. Besser, the “Reporting Persons”).

(b)	The address of the Reporting Persons is 3 West Hill Place, Boston, Massachusetts 02114.

(c)	Manchester Management is principally engaged in the business of providing investment management services to its advisory clients, including Manchester Explorer. Manchester Management is also the general partner of Manchester Explorer, which is an investment fund principally engaged in the business of investing in securities. Mr. Besser serves as a Managing Member of Manchester Management. Mr. Frank serves as a portfolio manager and as consultant for Manchester Management.

(d)	– (e) During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Manchester Management and Manchester Explorer are Delaware entities. Messrs. Besser and Frank are citizens of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

The funds for the purchase of the 2,900,000 shares of Common Stock beneficially owned by Manchester Explorer came from the working capital of Manchester Explorer. No borrowed funds were used to purchase the shares, other than any borrowed funds used for working capital purposes in the ordinary course of business. The 2,900,000 shares were acquired pursuant to a Common Stock Purchase Agreement dated as of April 5, 2017 (the “SPA”) by and among Manchester Explorer, the Issuer and certain person named therein. The closing of the SPA took place on April 26, 2017.

Item 4.  Purpose of Transaction.

The purpose of the transaction was to acquire a majority of the issued and outstanding common stock of the Issuer.  The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. 07383D 20 2	13D	Page 6 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, Manchester Management may be deemed to be the beneficial owner of 2,900,000 shares of Common Stock, constituting 82.86% of the issued and outstanding shares, based upon 3,500,000 shares of Common Stock outstanding as of the date hereof.  Manchester Management has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 2,900,000 shares of Common Stock.  Manchester Management has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 2,900,000 shares of Common Stock.

As of the date hereof, Manchester Explorer may be deemed to be the beneficial owner of 2,900,000 shares of Common Stock, constituting 82.86% of the issued and outstanding shares, based upon 3,500,000 shares of Common Stock outstanding as of the date hereof.  Manchester Explorer has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 2,900,000 shares of Common Stock.  Manchester Explorer has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 2,900,000 shares of Common Stock.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owner of 2,900,000 shares of Common Stock, constituting 82.86% of the issued and outstanding shares, based upon 3,500,000 shares of Common Stock outstanding as of the date hereof.  Mr. Besser has the sole power to vote or direct the vote of 0 shares of Common Stock s and the shared power to vote or direct the vote of 2,900,000 shares of Common Stock.  Mr. Besser has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 2,900,000 shares of Common Stock.

As of the date hereof, Mr. Frank may be deemed to be the beneficial owner of 2,900,000 shares of Common Stock, constituting 82.86% of the issued and outstanding shares, based upon 3,500,000 shares of Common Stock outstanding as of the date hereof.  Mr. Frank has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 2,900,000 shares of Common Stock.  Mr. Frank has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 2,900,000 shares of Common Stock.

Messrs. Frank and Besser disclaim any such beneficial ownership of the 2,900,000 shares of Common Stock

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6. Except for the SPA described in Item 4 above, the Reporting Persons not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A:        Joint filing Agreement.

CUSIP No. 07383D 20 2	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2017

Manchester Management Company, LLC*

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member
Manchester Explorer, L.P.*

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

James E. Besser*

/s/ James E. Besser

Morgan C. Frank*

/s/ Morgan C. Frank

*  Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.